

0:00 / 2:16

INVEST IN **XPRESSRUN**

One API to enable DTC brands to deliver smarter and faster than Prime

LEAD INVESTOR

 **Garrett French**

XpressRun fills a distinct and valuable gap in the delivery of DTC goods and services. They already have customers, 100% growth in the last 3 months, and deliver in all 50 states. That's not why I invested though. It's the intelligence and warmth of the people driving the vision and early successes that made XpressRun such an easy yes for me. Put XpressRun in your portfolio - do it for Louisville. Do it for Kentucky. They're vital contributors, builders and connectors for us into the new economy.

Invested $10,000 this round & $25,000 previously

xpressrun.com   Louisville KY   Technology   SaaS   Minority Founder

Highlights

1 🚚 Last-mile delivery network with over 3 million drivers across +20,000 zip codes.

2 🤝 Partnership with U.S leading last-mile delivery companies including Doordash & Roadie.

3 Empowering hundreds of brands nationwide with efficient local delivery solutions.

4 🇺🇸 We're operating in all 50 US States ! Expected to launch in Canada by Q4 2023 (not guaranteed)

6 💪 Led by a dedicated team with expertise in eCommerce tech, logistics, and enterprise Sales.

7 ✅ Backed by Techstars, Google for Startups, Keyhorse Capital.

Our Team



Sada Wane Co-Founder, CEO

Sada is an IU Neuroscience & Informatics major turned Founder. He previously worked on an e-commerce marketplace startup before co-founding XpressRun. He is passionate about human-centered design and believes that empathy has the power to push ideas.



Ahmadou Diop Co-Founder, Operations

Ahmadou's background is in fulfillment operations. He previously worked in operations for Emerson and Amazon to improve their overall process and productivity. He is a big advocate for lean methodologies and customer-centric

Pitch

 XpressRun

The Operating System for Local Delivery.

A Techstars & Google backed company



80% of e-commerce shoppers expect the option of Same Day Delivery but smaller businesses cannot meet those expectations.



Ultra-Fast Delivery Expectations? Brands Can't Keep Up Outside of Marketplaces



Hard to build your own delivery infrastructure

Building an internal local delivery infrastructure is very expensive and fragmented.



Very high operating cost

Brands are unable to negotiate low Same-day rates due to lower volume and dispatch inefficiency.



No brand identity or data ownership

Brands lose their brand value proposition and valuable data when relying on marketplaces.



We are democratizing access to an affordable & scalable Same-Day delivery while giving brands end to end ownership of the delivery process. It's not an Amazon thing anymore.



A unified platform of last-mile delivery APIs to optimize delivery speed and cost.

01 .... 02 .... 03 .... 04 ....

Nationwide last-mile logistics network.

Get instant access to our network +3 million drivers across 7000 U.S. cities. Fleets ranging from bicycles to pick-up trucks.

Fast & Affordable delivery.

Our local brands (30mi radius) are combining their volume to unlock enterprise level discounts from our providers.

Predictive analytics.

We enable brands to leverage their historical data to forecast and allocate their inventory in strategic locations.

Fully-customizable delivery experience.

DTC brands own the entire process- from checkout to their customers' doorstep.

Set up in less than 2 minutes without having to write a single line of code



Established businesses can get access to our open API directly from our platform without having to contact sales

Tap into a marketplaces of +4 million drivers in one integration



Our algorithm detects which delivery provider is the best fit

for an order in real time

Take control of your delivery operations to exceed buyers' expectation



Same-Day option directly from you website with delivery precise ETA

Messages
Sugarbird
Details
Hey John, your delivery with Sugarbird Sweets has been received. We will send another text when it is on the way to its destination. Track at brandtracking.com
Hey John, Alex has picked-up your order from Sugarbird. They are estimated to arrive around 4:10pm.
Hey John, Alex is approaching with your order from Sugarbird.
Great news ! Your delivery has been completed. Let us know how happy you are with this delivery service - Reply with a 1-5 rating.
5

Customizable SMS/Email notifications & collect feedback from customers

Branded live tracking with precise order information to reduce support contact

Batch and Save: XpressRun's Bulk Upload Feature, The Key to Efficient Deliveries!

- Cost savings
- Increased efficiency
- Increased delivery accuracy
- Improved customer experience



key use case: Meal kits delivery

e-Commerce market is booming ! DTC brands are breaking up with marketplaces

$1.03 T	$155 B	2.5 M
ECOMMERCE MARKET	DTC ECOMM	SHOPIFY STORES

Source: US census bureau

Trusted by 70+ businesses across multiple verticals

























SUGARBIRD SWEETS & TEAS | TUBBY'S | MASA MADRE | FLASK FINE WINE & WHISKY

DRNXMYTH | SEDJEDO | hamperapp | Aloha Laundry Life

Parkside | TOP HAT CLEANERS | soulo | NAIBOA

Last-mile delivery, SaaS-ified

10%	$59.99 - 359
PER TRANSACTION	SUBSCRIPTIONS
We charge fees per transaction	We charge fees per transaction

We charge fees per transaction
amount depending on
subscription tier.

We charge fees per transaction
amount depending on
subscription tier.

Amazing Investors Fuel XpressRun's Vision: Google &
Techstars Lead the Charge!











Thank you !

....

 SADA@XPRESSRUN.COM

 WWW.XPRESSRUN.COM